ISSUED ON BEHALF OF RELX PLC

27 April 2016

PDMR Shareholding

RELX Group announces that on 26 April 2016 it was notified that an option over RELX PLC ordinary shares (“Shares”) was granted under the RELX Group plc 2013 SAYE Share Option Scheme to Mr Henry Udow, a PDMR of the Company, as set out below.

Date of Grant	No. of Shares under	Option price per	Exercisable
	option	Share
26 April 2016	872	£10.32	1/8/2019 – 1/2/2020